Exhibit B

FORM OF PROXY CARD
CERAGON NETWORKS LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 6, 2023
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The shareholder(s) hereby appoint/s Ronen Stein and Hadar Vismunski Weinberg, Adv., or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorize/s them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Tuesday, August 1, 2023, that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 4:00 PM (Israel time), on Wednesday, September 6, 2023, at the offices of the Company, 3 Uri Ariav st., Rosh Ha’Ayin, Israel 4810002 and any adjournment or postponement thereof (the "Meeting").
THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.
 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
CERAGON NETWORKS LTD.
SEPTEMBER 6, 2023
Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 TO 5 OF THE PROXY STATEMENT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN

1.	Election of Ms. Yael Shaham to serve on the Board of Directors of the Company (the “Board”) for a term of approximately one (1) year ending on the date of the next annual general meeting that will be held in 2024, as described in Proposal 1 of the Proxy Statement	☐	☐	☐

		FOR	AGAINST	ABSTAIN

2.	Approval of a grant of options to each of the Company’s non-executive directors, as part of their compensation for service, as described in Proposal 2 of the Proxy Statement	☐	☐	☐

		FOR	AGAINST	ABSTAIN

3.	Approval of the renewal of the amended Company's Executives & Directors Compensation Policy and an amendment thereof, in the form attached as Exhibit A to the Proxy Statement for the 2023 Annual General Meeting of Shareholders, for a term of three (3) years as of the date of this Annual General Meeting, as described in Proposal 3 of the Proxy Statement	☐	☐	☐

		FOR	AGAINST

3.a	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 3 of the Proxy Statement? If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”. [MUST COMPLETE ITEM 3.a]	☐	☐

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN PROPOSAL 3 OF THIS PROXY CARD.

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a "Controlling Shareholder" if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.

Under the Companies Law, a person is deemed to have a personal interest if he/she or any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal. A company is deemed to be affiliated with a person if such company is a company in which such person or a member of such person's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of "Personal Interest", please see the explanation under Proposal 3 of the Proxy Statement.

		FOR	AGAINST	ABSTAIN

4.	Approval of the CEO certain compensation terms for the Company’s Chief Executive Officer: an annual cash bonus plan and an equity grant for 2023upon the terms described in Proposal 4 of the Proxy Statement	☐	☐	☐

		FOR	AGAINST

4.a.	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 4 of the Proxy Statement? If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”. [MUST COMPLETE ITEM 4.a]	☐	☐

For further information regarding the definition of “Controlling Shareholder” or "Personal Interest", please see the explanation under Proposal 3 of the Proxy Statement.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN PROPOSAL 4 OF THIS PROXY CARD.

		FOR	AGAINST	ABSTAIN

5.	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2023 and for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services, as described in Proposal 5 of the Proxy Statement	☐	☐	☐

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” in connection with Proposals 3 or 4  of the Proxy Statement as a condition for his, her or its vote to be counted for the special disinterested majority required for the approval thereof. If any shareholder casting a vote in connection thereto does not notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” with respect to Proposals 3 or 4 of the Proxy Statement, he, she or it will be considered as a “Controlling Shareholder” or as having a “Personal Interest” and his, her or its vote with respect to such Proposal will not be counted for the special disinterested majority required for the approval thereof.
To change the address on your account, please check the box at right and indicate your new address in the address space above.☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.
Signature of Shareholder	Date

Signature of Shareholder	Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.